Exceed Company Ltd.

2012 second quarter financial Results

Second quarter 2012 revenue of RMB562.0 million, exceeding guidance

Fujian, China, August 13, 2012 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of the “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the second quarter ended June 30, 2012.

Financial Highlights – Second quarter ended June 30, 2012 (1)

•	Revenue was RMB562.0 million (US$88.3 million), representing a 24.2% year-over-year decrease.

•	Gross profit was RMB162.0 million (US$25.5 million), representing a 29.6% year-over-year decrease. Gross margin was 28.8%, representing a 2.2 percentage point decrease as compared to 31.0% for the second quarter of 2011.

•	Operating profit was RMB35.5 million (US$5.6 million), representing a 67.7% year-over-year decrease.

•	Net profit was RMB30.0 million (US$4.7 million), representing an 81.1% year-over-year decrease.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “As anticipated, our results in the second quarter were impacted by weakening consumer demand in China, which was largely attributable to the domestic and global economic slowdown. As a result, overall sales volume across our main footwear and apparel product lines decreased, resulting in a decline in revenue. In response to the prevailing market conditions, we began in the second quarter to proactively limit production and delivery of products to better manage inventory levels at our distributors. Despite the unfavorable operating environment, we managed to outperform our revenue guidance for the quarter, supported by our ongoing brand building and marketing initiatives which have continued to raise the degree of market recognition of the Xidelong brand name and the average selling prices of our products, especially in our footwear segment.”

“While we expect to continue to operate under unfavorable economic conditions for the remainder of this year, we believe we have the right strategy in place to effectively manage our production and inventory levels, maintain a lean operating structure and continue to strengthen brand awareness. Our priorities for the remainder of this year will focus on strengthening our brand equity through effective marketing and prudent expansion of our distribution network, and the continued execution of our long-term operational plan to align our production facilities and sales network to best capture growth opportunities in China’s evolving sportswear market. We believe that the continued execution of our strategy and operational plan will strengthen our competitive position over the long-term and allow us to maximize our growth opportunities in anticipation of an improving macroeconomic environment.”

(1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.3644, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on June 30, 2012. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 30, 2012.

Second Quarter 2012 Financial Results

Revenue breakdown

	Three Months Ended
	Jun 30, 2012 RMB’000	% of Revenue	Jun 30, 2011 RMB’000	% of Revenue	Second Quarter YoY Growth
Footwear	273,340	48.7%	364,827	49.2%	(25.1)%
Apparel	277,219	49.3%	369,028	49.8%	(24.9)%
Accessories	11,408	2.0%	7,644	1.0%	49.2%
Total	561,967	100.0%	741,499	100.0%	(24.2)%

	Six Months Ended
	Jun 30, 2012 RMB’000	% of Revenue	Jun 30, 2011 RMB’000	% of Revenue	YTD YoY Growth
Footwear	704,885	48.4%	641,327	43.0%	9.9%
Apparel	731,133	50.2%	833,693	55.8%	(12.3)%
Accessories	20,506	1.4%	17,892	1.2%	14.6%
Total	1,456,524	100.0%	1,492,912	100.0%	(2.4)%

Revenue. The global macroeconomic environment had remained uncertain throughout the second quarter of 2012 and had adversely impacted the domestic Chinese economy and sportswear industry. The Company expects that the uncertain global and domestic economic environment will continue to pose challenges for both the Chinese sportswear industry and Exceed for the remainder of this year. To maintain our competitive position and pricing power, and to manage inventory levels and the efficiency of our distribution network, the Company has proactively engaged its distributors and authorized third party retailers in an effort to prudently manage the level of wholesale orders placed with the Company but not yet manufactured.

In anticipation of weaker consumer demand for the remainder of fiscal year 2012, and to prevent a buildup of the level of inventory among distributors, the Company decided to trim production and reduce deliveries, resulting in a 24.2% decrease in revenue from RMB741.5 million for the second quarter ended June 30, 2011 to RMB562.0 million (US$88.3 million) for the second quarter ended June 30, 2012. The decrease in revenue was primarily due to a decrease in the deliveries of products to distributors. Revenue decreased by 2.4%, from RMB1,492.9 million for the first six months in 2011 to RMB1,456.5 million (US$228.9 million) for the first six months in 2012.

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To continue the development of the Xidelong brand and to support our advertising and promotional initiatives, we have continued the sponsorship of the “Fitness for All” Campaign in 2012, engaged By2, a Singapore-born, Taiwan-centric female pop music group as our spokespersons, and launched several new series of apparel and footwear products. The Company has also continued to prudently expand its distribution network. The number of Xidelong retail stores, which are operated by our distributors and authorized third party retail store operators, increased by 342 from approximately 4,640 as of June 30, 2011 to approximately 4,982 as of June 30, 2012.

•	Footwear. Footwear accounted for 48.7% of revenue for the second quarter ended June 30, 2012. Footwear principally includes nine categories of products: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage footwear and cross-training footwear. A portion of our footwear production is outsourced. We have a plan to increase our annual production capacity for our footwear products to approximately 30.0 million pairs by the end of 2013 from the current level of approximately 9.0 million pairs. Please refer to the “Business Highlights and Outlook” section of this release.

Revenue from footwear decreased by 25.1%, from RMB364.8 million for the second quarter ended June 30, 2011 to RMB273.3 million (US$42.9 million) for the second quarter ended June 30, 2012, primarily due to a decrease in sales volume, which was partially offset by an increase in our footwear Average Selling Price (“ASP”). As a result of increased consumer recognition of the Xidelong brand resulting from marketing and brand promotion efforts over the years, the ASP of footwear increased by 7.0% year-over-year for the second quarter ended June 30, 2012. The sales volume in the second quarter decreased by 29.9% compared with the same period in 2011. Moreover, revenue from footwear increased by 9.9%, from RMB641.3 million for the first six months in 2011 to RMB704.9 million (US$110.8 million) for the first six months in 2012.

•	Apparel. Sports apparel accounted for 49.3% of revenue for the second quarter ended June 30, 2012. Sport apparel principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel decreased by 24.9%, from RMB369.0 million for the second quarter ended June 30, 2011 to RMB277.2 million (US$43.6 million) for the second quarter ended June 30, 2012. This decrease was primarily due to a 24.5% decrease in sales volume. The ASP of apparel remained stable, as a result of our continuous marketing and brand promotion efforts, which enhanced consumer recognition of our Xidelong brand. Revenue from apparel decreased by 12.3%, from RMB833.7 million for the first six months in 2011 to RMB731.1 million (US$114.9 million) for the first six months in 2012.

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•	Accessories. Revenue from accessories increased by 49.2%, from RMB7.6 million for the second quarter ended June 30, 2011 to RMB11.4 million (US$1.8 million) for the second quarter ended June 30, 2012. This increase was primarily driven by an expansion of product varieties. Sport accessories principally include sports caps, sports socks, bags and backpacks. Our accessories production is entirely outsourced.

Gross profit and Gross profit margin. Gross profit decreased by 29.6% from RMB230.0 million for the second quarter ended June 30, 2011 to RMB162.0 million (US$25.5 million) for the second quarter ended June 30, 2012. Gross margin decreased by 2.2 percentage points, from 31.0% for the second quarter ended June 30, 2011 to 28.8% for the second quarter ended June 30, 2012. The decrease in gross margin was primarily due to the increase in outsourcing cost, which was largely attributable to the increasing costs of raw materials and labor of upstream outsourced manufacturers. We have formulated a new operational plan in response to these production capacity restraints. Please refer to the “Business Highlights and Outlook” section of this release. In addition, our Company introduced several new series of apparel products using more sophisticated raw materials to enhance product quality, which has led to a slight decrease in gross profit margin for apparel for the second quarter of 2012 as compared to the same period in 2011. We will continue our efforts to maintain our gross margin by balancing product pricing and material cost moving forward.

Other income and gains. Other income and gains of RMB5.1 million (US$0.8 million) for the second quarter ended June 30, 2012 mainly represented bank interest income derived from a three-month time deposit of RMB400.0 million (US$62.8 million), which carried an interest rate ranging from 2.85% to 3.10% per annum. The decrease from RMB6.1 million for the second quarter 2011 to RMB5.1 million (US$0.8 million) for the second quarter 2012 was due to the receipt of a governmental award in the amount of RMB2.4 million for technological innovation and business development during the second quarter ended June 30, 2011. No similar government award or other subsidy was received during the second quarter ended June 30, 2012.

Operating expenses. Total operating expenses for the second quarter ended June 30, 2012 were RMB131.6 million (US$20.7 million), an increase of approximately 4.2% from RMB126.3 million for the same period in 2011.

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Selling and distribution costs. Selling and distribution costs increased by 7.3%, from RMB94.2 million for the second quarter ended June 30, 2011 to RMB101.1 million (US$15.9 million) for the second quarter ended June 30, 2012. The increase was mainly due to the growth in advertising and promotional expenses, which increased from RMB88.3 million for the second quarter ended June 30, 2011 to RMB95.9 million (US$15.1 million) for the second quarter ended June 30, 2012, primarily because we invested more resources in marketing, advertising and store image activities to build our brand recognition and market penetration. During the second quarter of 2012, over 60 Xidelong retail selling locations (2011 Q2: over 200 Xidelong retail selling locations) were newly opened either by our distributors or by third-party retailers. In contrast, during the same period, over 300 existing Xidelong retail selling locations (2011 Q2: over 70 Xidelong retail selling locations) were renovated either by our distributors or by third-party retailers, certain of which received renovation subsidies from Exceed in the form of standardized promotional materials and display equipment. In 2012, our advertising and promotional activities will continue to focus on events relating to the Nationwide “Fitness for All” Sports Campaign organized by China’s General Administration of Sport, the government agency responsible for sports in China, and the continued engagement of By2 as our official product series spokespersons.

Administrative expenses. Administrative expenses decreased by 11.8%, from RMB19.5 million for the second quarter ended June 30, 2011 to RMB17.2 million (US$2.7 million) for the second quarter ended June 30, 2012, primarily due to a decrease in the Urban Maintenance and Construction Tax and Education Surcharge of RMB1.2 million (US$0.2 million) due to the decline in revenue, and a decrease in office rental expenses of RMB0.7 million (US$110,000).

Research and development expenses. Research and development expenses increased by 6.4%, from RMB12.5 million for the second quarter ended June 30, 2011 to RMB13.3 million (US$2.1 million) for the second quarter ended June 30, 2012, as we continue to allocate resources towards research and development work as well as our research and development efforts in cooperation with the General Administration of Sport of China to increase the quality and sophistication of our products so as to enhance our brand recognition.

Finance costs. Finance costs decreased by 33.3%, from RMB0.3 million for the second quarter ended June 30, 2011 to RMB0.2 million (US$26,000) for the second quarter ended June 30, 2012, primarily due to a decrease in the average balance of our short-term bank borrowings.

Profit before tax. Profit before tax decreased by 79.7%, from RMB173.5 million for the second quarter ended June 30, 2011 to RMB35.3 million (US$5.5 million) for the second quarter ended June 30, 2012. Apart from the foregoing, the decrease was attributable to the non-cash and non-operating gain of RMB63.9 million from change in fair value of contingent share liability arising from the escrow and earn-out shares in the second quarter ended June 30, 2011. Profit before tax excluding the impact of change in fair value of contingent share liability decreased by 67.8%, from RMB109.6 million for the second quarter ended June 30, 2011 to RMB35.3 million (US$5.5 million) for the second quarter ended June 30, 2012.

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Tax. Tax expenses decreased from RMB14.8 million for the second quarter ended June 30, 2011 to RMB5.3 million (US$0.8 million) for the second quarter ended June 30, 2012 due to the decrease in operating profit. Xidelong (China) Co. Ltd., our principal PRC subsidiary, was fully exempted from PRC corporate income tax before December 31, 2009 and is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate excluding the impact of change in fair value of contingent share liability for the second quarter ended June 30, 2011 and 2012 were 13.5 % and 15.1%, respectively.

Profit. As a result of the above factors, profit for the second quarter ended June 30, 2012 was RMB30.0 million (US$4.7 million), a decrease of 81.1% from RMB158.7 million for the second quarter ended June 30, 2011. Profit excluding the impact of change in fair value of contingent share liability decreased by 68.3%, from RMB94.7 million for the second quarter ended June 30, 2011 to RMB30.0 million (US$4.7 million) for the second quarter ended June 30, 2012.

Balance Sheet

Inventory. The average inventory turnover days for the second quarters ended June 30, 2012 and 2011 were 7 days and 9 days, respectively. Inventory turnover days decreased mainly due to our effective production planning and effective procurement control and logistics management, which resulted in a lower inventory to revenue ratio as compared with the same period in 2011.

Trade receivables. The average trade receivables turnover days for the second quarters ended June 30, 2012 and 2011 were 157 days and 82 days, respectively. The unfavourable market condition has lengthened the time it took for our distributors to settle their invoices. As a result, we have been closely monitoring trade receivables balances that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle the balance. We, however, will not make any provision for the overdue balance if (1) we have ongoing trading with the distributor; (2) we receive payments on other invoices from the distributor; and (3) we have no dispute on the amount overdue with the distributor.

Trade payables. The average trade payables turnover days for the second quarters ended June 30, 2012 and 2011 were 32 days and 30 days, respectively. Average trade payables turnover days were within the Company’s payment policy.

Cash and bank balances and time deposits. Cash and bank balances and time deposits decreased to RMB801.0 million (US$125.9 million) as of June 30, 2012 from RMB964.3 million as of December 31, 2011, primarily as a result of a decrease in our gross profit.

Cash Flow

Cash outflow from operating activities was RMB243.3 million (US$38.2 million) for the second quarter ended June 30, 2012, compared to an inflow of RMB12.3 million for the same period in 2011, a decrease that was primarily due to the increase in trade receivables.

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Business Highlights and Outlook

•	Expansion of sales and distribution network

■	There were 4,982 Xidelong retail selling locations as of June 30, 2012, an increase of 342 compared with June 30, 2011. During the second quarter of 2012, 60 retail selling locations were added. Our retail selling locations are operated either by our distributors or by authorized third party retailers.

•	Marketing initiatives and brand recognition

■	We use the “happy lifestyle” theme in our promotional activities and product offerings and continue to engage By2, a popular Taiwan-based musical group, as a product spokesperson. We will maintain these promotional initiatives as they have been effective in enhancing the "Xidelong" brand image and have helped to support our strong results.

■	The Company was selected as the official partner of the “Fitness for All” Sports Campaign for the third consecutive year, and will continue to sponsor the “Fitness for All” program in 2012.

•	Update on new operational plan

Construction of New Staff Quarters:

To specifically address the shortage of labor faced by all players in the sportswear industry in China, we initiated a solution to construct new staff quarters to improve the working and living environments of our employees and bolster staff retention. The expected cost of the staff quarters construction project is approximately RMB150 million. The staff quarters will have an aggregate gross floor area of approximately 66,000 square meters, with the capacity to accommodate approximately 2,000 staff. We commenced the construction of the new staff quarters in 2011. As of the end of the second quarter 2012, we have completed all external structural work and approximately 50% of the internal construction for three buildings. The construction on the remaining two buildings is expected to start in the second half of 2012.

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Construction of New Production Facility:

In order to expand our in-house manufacturing capacity, in December 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in Ruichang City, Jiangxi Province, PRC. Pursuant to this contract, we will establish a new operating subsidiary in Jiangxi Province and purchase a parcel of land with an aggregate site area of 400,000 square meters (approximately 600 acres) in Ruichang City. We plan to construct a new production facility on this land parcel to increase our in-house manufacturing capacity. The total consideration for the land parcel will amount to RMB198,000,000 (approximately US$31.5 million), of which a deposit of RMB46,800,000 (approximately US$7.4 million) has been paid as a performance bond. Upon completion of the construction of our new production facility in Ruichang City by the end of 2013, we expect that our annual production capacity for our footwear products will increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities. We believe increased in-house production capacity will give us more control over the production process and allow us to reduce costs over time.

Expansion of Head Office, Sales, Marketing and Distribution:

In order to cope with expected long-term business expansion, we plan to expand our head office facilities and our network of regional sales and logistics centers to consolidate the Company’s brand management, advertising and promotional and business development operations. We are currently looking for possible locations within Fujian Province.

The production facility plan and expansion plan have not been finalized and may be subject to change in the future.

In the long-term, as previously announced, we plan to selectively acquire or partially invest in some of our distributors. Furthermore, to improve our market share in China, our strategy involves leveraging our established nationwide network to introduce new brands, which may include entering into licensing agreements with a foreign brand to target different market segments, in order to develop Exceed into a multi-brand operator.

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Third Quarter Fiscal 2012 Guidance

The Company expects to continue to operate in unfavorable economic conditions for the remainder of 2012 and believes that consumer demand for sportswear products will remain generally weak. As a result, the Company will continue to carefully calibrate production levels in line with its expected consumer demand while proactively working with its distributors and authorized third party retailers to effectively manage inventory levels at the current stable levels.

As a result of the foregoing, Exceed expects to generate net revenues in the range of RMB610.0 million to RMB650.0 million in the third quarter of 2012, representing an approximate year-over-year decrease of 39% to 43%, as compared with RMB1,065.7 million in the same period of 2011.

Update on Shares Repurchase Program

In accordance with its share repurchase program announced on August 15, 2011 and extended on February 14, 2012, the Company has purchased 609,464 of its ordinary shares as of August 10, 2012, at an aggregate cost of approximately US$2.5 million, with a balance of approximately US$7.5 million available for further repurchases under the share repurchase program. As previously announced, the Company has extended the date of expiration of Exceed’s existing US$10 million share repurchase program from February 14, 2012 to August 14, 2012. The share repurchase program will be reviewed from time to time and may be adjusted or terminated at any time without prior notice. Stock repurchases under this program may be made through open market purchases, in privately negotiated transactions, in block trades, pursuant to a 10b5-1 plan, or otherwise. The timing and actual number of shares repurchased will depend on market conditions, trading price of the ordinary shares and other factors and will be subject to the restrictions relating to volume, price and timing under applicable laws.

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Investor Conference Call / Webcast Details

The Company’s senior management will host a conference call on Tuesday, August 14, 2012 at 7:00 am (US Pacific) / 10:00 am (US Eastern) / 10:00 pm (Beijing) to discuss the Company’s 2012 second quarter financial results and recent business activity. The conference call may be accessed by dialing:

	Toll Free	Toll
► United States	1 866 519 4004
► China	800 819 0121
► China (Mobile)	400 620 8038
► Hong Kong	800 930 346	852 2475 0994
► United Kingdom	0808 234 6646
► International		1 718 354 1231
Participant Passcode	“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Tuesday, August 21, 2012:

	Toll Free	Toll
► United States/International	1 866 214 5335	1 718 354 1232
► China	10800 714 0386/ 10800 140 0386
► Hong Kong	800 901 596
► United Kingdom	0800 731 7846
Participant Passcode	11598457

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

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About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK): Mahmoud Siddig +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Bryan Degnan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended June 30			Six months ended June 30
	(in thousands except for share and per share data)
	2012	2012	2011	2012	2011
	US$'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	88,299	561,967	741,499	1,456,524	1,492,912

Cost of sales	(62,842)	(399,950)	(511,478)	(1,034,691)	(1,030,295)

Gross profit	25,457	162,017	230,021	421,833	462,617

Other income and gains	794	5,051	6,057	8,888	7,475
Selling and distribution costs	(15,880)	(101,066)	(94,199)	(186,776)	(168,114)
Administrative expenses	(2,704)	(17,202)	(19,531)	(36,953)	(38,613)
Research and development expenses	(2,097)	(13,347)	(12,540)	(24,245)	(25,295)

OPERATING PROFIT	5,570	35,453	109,808	182,747	238,070

Finance costs	(26)	(168)	(253)	(219)	(503)
Gain from change in fair value of contingent share liability	—	—	63,917	—	77,151

PROFIT BEFORE TAX	5,544	35,285	173,472	182,528	314,718

Tax	(835)	(5,315)	(14,808)	(24,574)	(31,882)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	4,709	29,970	158,664	157,954	282,836

EARNING PER SHARE
Net profit per share
Basic	0.14	0.91	5.34	4.79	9.52
Diluted	0.14	0.91	5.08	4.79	8.81

Weighted average number of shares outstanding
Basic	32,963,562	32,963,562	29,738,684	32,989,249	29,708,752
Diluted	32,963,570	32,963,570	31,249,714	32,991,144	32,088,708

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of six months ended June 30		As of year ended December 31
	2012	2012	2011
	US$'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	44,903	285,782	284,314
Prepaid land lease payments	4,317	27,477	27,851
Deposit paid for acquisition of land use rights	11,475	73,030	73,030
Total non-current assets	60,695	386,289	385,195

CURRENT ASSETS
Inventories	4,462	28,397	31,589
Trade receivables	157,314	1,001,209	699,891
Prepayments, deposits and other receivables	10,369	65,993	4,765
Cash and bank balances	125,861	801,030	964,317
Total current assets	298,006	1,896,629	1,700,562

CURRENT LIABILITIES
Trade and bills payables	12,116	77,110	59,941
Deposits received, other payables and accruals	11,111	70,708	52,304
Interest-bearing bank borrowings	1,571	10,000	—
Tax payable	833	5,302	11,098
Total current liabilities	25,631	163,120	123,343

NET CURRENT ASSETS	272,375	1,733,509	1,577,219

Net assets	333,070	2,119,798	1,962,414

STOCKHOLDER’S EQUITY
Issued share capital	4	23	20
Treasury shares	(2,424)	(15,426)	(11,549)
Retained profits	258,178	1,643,151	1,502,398
Reserves	77,312	492,050	471,545

Total equity	333,070	2,119,798	1,962,414

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30			Six months ended June 30
	2012	2012	2011	2012
	US$'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow/(outflow) from operating activities	(38,224)	(243,265)	12,271	(167,392)
Net cash outflow from investing activities	(939)	(5,977)	(26,899)	(2,429)
Net cash inflow/(outflow) from financing activities	(33)	(211)	203	6,087
Effect of exchange rate changes	67	421	(863)	447
Net decrease in cash and cash equivalents	(39,129)	(249,032)	(15,288)	(163,287)
Cash at beginning of the period	164,990	1,050,062	930,700	964,317
Cash at end of the period	125,861	801,030	915,412	801,030

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